SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          The France Growth Fund, Inc.
                       (Name of Subject Company (Issuer))

                          The France Growth Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    35177K108

                                      CUSIP
                      (CUSIP Number of Class of Securities)

                             Steven M. Cancro, Esq.
                          Vice President and Secretary
                          The France Growth Fund, Inc.
                                 666 3rd Avenue
                               New York, NY 10019
                                (646) 658 - 3663

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Ernest V. Klein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             -----------------------

                            CALCULATION OF FILING FEE

         Transaction Valuation(1)           Amount of Filing Fee(2)

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third-party tender offer subject to Rule 14d-1.

     |X|  issuer tender offer subject to Rule 13e-4.

     |_|  going-private transaction subject to Rule 13e-3.

     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                         THE FRANCE GROWTH FUND CORRECTS
                       STOCKHOLDER MATERIAL MISSTATEMENTS

New York, NY. June 21, 2002 -- (Business Wire) -- The France Growth Fund, Inc. said today that a stockholder's proxy soliciting materials filed with the SEC contain material misstatements of fact.

In order to set the record straight, the Fund noted that at its annual meeting of stockholders, convened on June 18, 2002, two proposals were carried. Stockholders voted to re-elect four incumbent directors, rejecting the dissident stockholder's slate, and also approved a stockholder proposal.

Steven M. Cancro, Secretary of the Fund, said that all of the proposals relating to the approval of a new European multi-manager, multi-strategy investment program for the Fund had received more votes in favor of the restructuring than votes against. However, a significant number of stockholders of the Fund had not yet voted on those proposals. Mr. Cancro said, in responding to the stockholder's unsupported charge, that adjourning the meeting was not a breach of any fiduciary duty of directors. Consistent with Maryland and federal law, as well as disclosures in the Fund's Proxy Statement describing the procedure for adjournments, the meeting was adjourned with respect to all proposals seeking approval of the new investment program, until 2:00 p.m. June 21, 2002 in order to permit further voting to meet the requirements of the federal Investment Company Act of 1940.

While additional votes were cast in favor of the new investment program proposals at the time the meeting was reconvened on June 21, the meeting was further adjourned until 2:00 p.m. June 28, 2002, in order to permit continued voting. Pierre Daviron, an independent director and chairman of the Fund's Investment and Strategy Committee, commented that "By adjourning the meeting, we hope to give those stockholders who have not yet voted on these proposals the opportunity to vote because we believe strongly that implementation of the new investment program is in their best interests".

As previously announced, the Fund has said it would conduct a tender offer for 25% of its outstanding common stock at 95% of NAV if all of the new investment program proposals are adopted by the stockholders.

The France Growth Fund, Inc. (NYSE: FRF) is a closed-end, diversified management investment company seeking long-term capital appreciation. The Fund maintains a website at WWW.FRANCEGROWTHFUND.COM. CAAM, the Fund's investment adviser, is an indirect wholly-owned subsidiary of the Credit Agricole Group.

OTHER IMPORTANT INFORMATION. The tender offer described in this announcement has not yet commenced. As soon as the tender offer commences, the Fund will file a tender offer statement with the Securities and Exchange Commission (the "Commission"). Stockholders should read the tender offer statement when it becomes available because it will contain important information about the tender offer. Stockholders can obtain a tender offer statement, and other documents that are filed with the Commission for free when they are available on the Commission's Web site at http://www.sec.gov. Also, stockholders may write or call the Fund requesting these documents which the Fund will send to them for free when they are available:

                  --       Tender offer statement (except for exhibits)
                  --       Offer to purchase
                  --       Letter of transmittal
                  --       Notice of guaranteed delivery


CONTACT: The France Growth Fund, Inc.
         Steven Cancro, (646) 658-3663